FEDERATED HERMES TOTAL RETURN SERIES, INC.

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

May 18, 2021

Quinn Kane

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549-4720

RE:

FEDERATED HERMES TOTAL RETURN SERIES, INC. (the “Registrant”)

Federated Hermes Core Bond Fund (the “Fund,” formerly, Federated Hermes Select Total Return Bond Fund)

Class A Shares (formerly, Service Shares)

Institutional Shares

Class R6 Shares

1933 Act File No. 33-50773

1940 Act File No. 811-7115

Dear Mr. Kane:

The Registrant is filing this correspondence to respond to comments of the Staff of the Securities and Exchange Commission (“Staff”), provided on May 3, 2021, regarding its Post-Effective Amendment No. 102 under the Securities Act of 1933 and Amendment No. 106 under the Investment Company Act of 1940 to the Registration Statement of the above-referenced Registrant and Fund filed on March 18, 2021. Unless otherwise noted below, comments will apply to both of the combined Class A Shares/Institutional (Class A/IS) Shares Prospectus and Statement of Additional Information, and the separate Class R6 Shares (Class R6) Prospectus and Statement of Additional Information.

The Registrant notes that this correspondence does not include responses to comments on the statutory prospectus section “Prior Performance of Composite of Accounts Similarly Managed by Adviser.” The responses to these comments have been provided by separate correspondence of the Registrant filed on May 7, 2021 (Accession No. 0001623632-21-000544). On May 17, 2021, the Registrant filed an additional separate correspondence responding to supplemental comments received from the Staff on May 13, 2021 (Accession No. 0001623632-21-000567).

COMMENT 1. General Comments

1.	The Registrant must file its response on EDGAR no later than 5 business days before the effective date of the Registration Statement.
2.	Please make sure the response includes the marked disclosure changes that the Registrant intends to make by either including specific pages of the Registration Statement with the Correspondence or by clearly indicating the revised disclosure in the Correspondence.
3.	Please note that where a comment is made in one section such comment should be addressed in all other sections where it applies in the Registration Statement.
4.	The Registrant is responsible for the accuracy and adequacy of its disclosure notwithstanding review by the Staff.
5.	Please disclose the filing date on the Facing Page of the registration statement.
6.	Please update the applicable series and class changes in the EDGAR system.

RESPONSE:

The Registrant will respond as requested.

Prospectus Cover Page, Summary Section and Certain Statutory Sections

COMMENT 2. Prospectus Cover Page

It appears that the “Important Notice to Shareholders” language is being removed from the cover page. Per Form N-1A requirements, please keep this language on the cover page until January 1, 2022 or provide the Registrant’s reasoning for not including it on the cover page.

RESPONSE:

In response to the staff’s comment, the Registrant notes that it removed the Rule 30e-3 cover page legend as of January 1, 2021, consistent with Rule 30e-3(i)(1)(ii), which permits a fund to begin relying on Rule 30e-3 once the fund “has included the required statement on each prospectus, summary prospectus, annual report to shareholders, and semi-annual report to shareholders, as applicable, required to be delivered or transmitted to shareholders for a period of two years or January 1, 2022, whichever comes first.” As an “early adopter” of Rule 30e-3, the Registrant included this language on its prospectuses and shareholder reports for two years from January 1, 2019 to January 1, 2021 per the Rule 30e-3 requirements. Effective January 1, 2021, the Registrant implemented online availability of its shareholder reports in reliance on Rule 30e-3, removed the cover page disclosure and now includes a modified version of the cover page disclosure on the back cover page. This position is also consistent with the adopting release for Rule 30e-3, which provides that “funds that begin providing notice at the start of 2019 will complete the two-year notice period, and may begin relying on the rule, on January 1, 2021.”

The Registrant further notes that Form N-1A Item 1(a)(5) requires funds to include “if applicable, the statement required by rule 498(b)(1)(vii) under the Securities Act.” Consistent with Rule 30e-3(i)(1)(ii), as discussed above, the required statement is no longer applicable for the Registrant because it completed the two-year notice period as of January 1, 2021. Although this item of Form N-1A includes a bracketed note “Effective January 1, 2022, remove the preceding paragraph (a)(5)”, the Registrant understands this note to refer to the removal of the requirement to include cover page disclosure from the form itself (i.e., because it will no longer be applicable to any fund complex regardless of their compliance timeline after January 1, 2022) and does not refer to the removal of the cover page disclosure from specific registration statements as of that date.

Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

COMMENT 3. Prospectus - Risk/Return Summary: Fees and Expenses (Class A/IS only)

Please delete Footnote 2 since the Rule 12b-1 expenses disclosed are not currently charged by the Fund. This footnote is not permitted by Item 3 of Form N-1A. Dormant fees should be addressed in Item 12 disclosure.

RESPONSE:

The Registrant confirms that the Distribution Rule 12b-1 Fee (“12b-1 Fee”) for the Fund’s Class A Shares is “dormant.” While a 5 basis point 12b-1 Fee for the Class A Shares has been approved by the Fund’s Board of Trustees (the “Board”), 5 basis points of the 12b-1 Fee will not be incurred or charged (“Dormant Fee”) unless and until it is approved to be activated by the Board, including a majority of the Independent Trustees, and followed by appropriate notification to shareholders, including (as necessary) a supplement to the prospectus fee table.

Respectfully, the Registrant believes that the presentation of the Dormant Fee in the Fund’s respective footnote is consistent with Instruction 3(d)(i) to Item 3 of Form N-1A and is material information for Fund investors. The Fund does not, and cannot, include the dormant portion of the 12b-1 Fee in the fee table itself.

However, in fairness to investors, the Registrant believes that it is important to identify in a footnote that: (1) the 12b-1 Fee has been approved by the Board; (2) provide the maximum allowable fee amount, as applicable; and (3) disclose that a portion of the 12b-1 Fee is not currently being charged and will not be incurred or charged until approved to be activated by the Board. Therefore, the Registrant respectfully declines to make any changes in response to this comment.

COMMENT 4. Prospectus - Risk/Return Summary: Fees and Expenses (Class A/IS only)

Please delete Footnote 3 in the Fund’s fee table since the dormant service fees disclosed are not currently charged by the Fund. This footnote is not permitted by Item 3 of Form N-1A. Dormant Fees should be addressed in Item 12 disclosure.

RESPONSE:

The Registrant confirms that the shareholder services/account administration fee (“SSF/AAF”) for the Fund’s Institutional Shares is a Dormant Fee. While the Dormant Fee has been approved by the Fund’s Board, this Dormant Fee will not be incurred or charged unless and until they are approved to be activated by the Board, including a majority of the Independent Trustees, and followed by appropriate notification to shareholders, including (as necessary) a supplement to the prospectus fee table.

Respectfully, the Registrant believes that the presentation of the Dormant Fee in the respective footnotes is consistent with Instruction 3(d)(i) to Item 3 of Form N-1A and is material information for the Fund’s investors. The Fund does not, and cannot, include the Dormant Fee in the fee table itself.

However, in fairness to investors, the Registrant believes that it is important to identify in a footnote that: (1) Dormant Fee has been approved by the Board, (2) provide the maximum allowable fee amount, as applicable and (3) disclose that the Dormant Fee is not currently being charged and will not be incurred or charged until approved to be activated by the Board. Therefore, the Registrant respectfully declines to make any changes in response to this comment.

COMMENT 5. Prospectus - Risk/Return Summary: Fees and Expenses (Class A/IS only)

We note in the Fund’s related Rule 497(e) supplement providing shareholder notice of the Fund’s repositioning, the disclosure states that Class A Shares will have a 25 basis points SSF/AAF fee but this is not shown in the Fee Table in the Registrant’s Rule 485(a) filing. Please disclose this fee in the Fee Table as a sub-line item under “Other Expenses.”

RESPONSE:

The Registrant notes that Item 3(c)(iii) of Form N-1A states that a fund “may” subdivide “Other Expenses” into sub-captions but that a fund is not required to do so. The Registrant’s historical practice has been to include the SSF/AAF in the calculation of “Other Expenses” without referencing those fees separately in a sub-line item, which the Registrant believes is in accordance with Form N-1A requirement. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

COMMENT 6. Prospectus - Risk/Return Summary: Fees and Expenses (Class A/IS only)

In footnote 4, please remove the references to “on their own initiative” and “voluntary” in the context of waivers and/or reimbursements in order to avoid shareholder confusion.

RESPONSE:

With respect to the comment to remove the word “voluntary,” the Fund’s investment adviser (“Adviser”) and certain of their affiliates have, voluntarily on their own initiative, committed to waive certain amounts of their respective fees and/or reimburse expenses and enter into these agreements with the Fund’s Board unless or until the Fund’s Board approves terminating or increasing the waivers, thus creating an agreed rate that must be maintained for a year unless a change is approved by the Board. The Fund’s Fee Limit, as defined in Footnote 4, is the threshold for total fund operating expenses under the Fund’s fee waiver and/or expense reimbursement arrangements. Please note that, from time to time, there may be additional voluntary waivers, over and above the one-year committed waiver, but those are not permitted to be reflected in the fee table per Form N-1A. Therefore, the Registrant respectfully declines to make changes to the disclosure regarding voluntary waivers and reimbursements.

COMMENT 7. Prospectus - Risk/Return Summary: Fees and Expenses Example (Class A/IS only)

Please explain the basis for using two example scenarios – expenses assuming redemption and expenses assuming no redemption – since the classes do not charge a contingent deferred sales charge or a redemption fee, per the Fee Table. Alternatively, please revise the Example table.

RESPONSE:

The Registrant will change the Example presentations to reflect only one set of Example numbers and will make the following revisions to introductory disclosure (deletions are stricken and addition is bold and underlined):

“Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 for the time periods indicated and then redeem or hold all of your Shares at the end of those periods. ~~Expenses assuming no redemption are also shown.~~ The Example also assumes that your investment has a 5% return each year and that the operating expenses (excluding any sales loads on reinvested dividends, fee waivers and/or expense reimbursements) are as shown in the table above and remain the same. The expenses used to calculate the Fund’s examples do not include fee waivers or expense reimbursements. Although your actual costs and returns may behigher or lower, based on these assumptions your costs would be:”

COMMENT 8. Prospectus - Risk/Return Summary: Portfolio Turnover

Since the Fund’s portfolio turnover rate as of its most recent fiscal year end was 333%, please explain why portfolio turnover is not discussed as a principal strategy and a principal risk. If the Fund’s re-positioning will result in a higher portfolio turnover rate, please disclose this in the Summary Strategy and consider adding a risk factor for high portfolio turnover rate. If true, add disclosure that existing and new shareholders may have adverse tax consequences due to re-positioning. In the statement of additional information (“SAI”), please add disclosure regarding anticipated variation in portfolio turnover per Item 16(e).

RESPONSE:

The Registrant notes that portfolio turnover is not a principal investment strategy with respect to the Fund and the Adviser does not seek to actively trade the Fund as a matter of strategy. However, in response to the Staff’s comment, the Registrant will add the following to the end of the Summary Strategy Section:

“The Fund actively trades its portfolio securities in an attempt to achieve its investment objective. Active trading will cause the Fund to have an increased portfolio turnover rate and increase the Fund’s trading costs, which may have an adverse impact on the Fund’s performance. An active trading strategy will likely result in the Fund generating more short-term capital gains or losses. Short-term gains are generally taxed at a higher rate than long-term gains. Any short-term losses are used first to offset short-term gains.”

Additionally, the disclosure related to the Fund’s active trading strategy and the related consequences is required by Instruction 7 to Item 9(b)(1) of Form N-1A. The Registrant complies with this Form N-1A requirement and, as a matter of complex-wide practice, includes the risks associated with an active trading strategy within the strategy discussion itself. In addition, the Registrant confirms that it provides appropriate risk disclosure in the Principal Risks section that is of consequence to shareholders of the Fund. Therefore, the Registrant submits that the risks of investing in the Fund are appropriately disclosed in both the description of the Fund’s principal investment strategies, as revised above, and the Principal Risks. In addition, the Registrant does not expect that the Fund’s re-positioning will result in higher portfolio turnover. Accordingly, as the Registrant does not anticipate that the Fund’s portfolio turnover rate will vary significantly from that reported for the last fiscal year, the Registrant does not believe that disclosure in the SAI per Item 16(e) of Form N-1A is required and respectfully declines to add the requested disclosure.

COMMENT 9. Prospectus - Risk/Return Summary: Performance Bar Chart and Table

In the introductory paragraph under the heading “Risk/Return Bar Chart,” please add the disclosure required by Item 4(b)(2) (Instruction 2(b)) of Form N-1A regarding the additional index listed in the Average Annual Total Return Table.

RESPONSE:

In response to the comment, the Registrant notes that Item 4(b)(2) (Instruction 2(b)) of Form N-1A requires that a fund “disclose information about the additional index in the narrative explanation accompanying the bar chart and table.” The Registrant notes that its disclosure currently states that the “Average Annual Total Return Table shows returns averaged over the stated period, and includes comparative performance information.

In addition, the narrative explanation accompanying the bar chart and table currently includes the following footnote regarding the Morningstar Intermediate Core Bond Funds Average:

“The Morningstar figures represent the average of the total returns reported by all the funds designated by Morningstar as falling into the respective category indicated.”

The Registrant believes that, when taken together, the above disclosures satisfy the requirements for Form N-1A. Accordingly, the Registrant respectfully declines to further revise disclosure in response to this comment.

COMMENT 10. Prospectus - Risk/Return Summary: Performance Bar Chart and Table (Class A/IS only)

Please confirm that the first bar chart shown (2010-2019) will be deleted.

RESPONSE:

The Registrant confirms that the first bar chart will be deleted and the current bar chart (2011-2020) will remain. Two bar charts appeared in the PDF blacklined document due to a formatting issue.

COMMENT 11. Prospectus - Risk/Return Summary: Performance Bar Chart and Table (Class A/IS only)

The Staff notes the following new disclosure under “Average Annual Total Return Table”:

“The Fund’s former SS class has been re-designated as the new A class effective May 27, 2021. For the periods prior to the re-designation the performance information shown for the A class is for the Fund’s former SS class and has not been adjusted since the new A class has a lower expense ratio than the expense ratio of the Fund’s former SS class. The Average Annual Total Returns for the Fund’s A class prior to May 27, 2021 have not been reduced to reflect applicable sales charges.”

Please delete “…and has not been adjusted since the new A class has a lower expense ratio than the expense ratio of the Fund’s former SS class.” There is no requirement to adjust performance. Also, please explain the need for the final sentence in the disclosure noted above since the SS class did not previously have a sales load.

RESPONSE:

The Registrant believes the noted disclosure is necessary to avoid potential shareholder confusion as to whether current Class A expenses, including but not limited to sales charges, are reflected in historical performance information for periods prior to May 27, 2021. As the expenses of the former SS class would no longer be included in the Registration Statement, this disclosure is intended to inform shareholders about the changes in expenses associated with the redesignation to Class A shares. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

COMMENT 12: Prospectus - How to Purchase Shares (Class A/IS only)

The Staff notes the following new disclosure under “How to Purchase Shares - Through an Exchange”:

“A class - You may purchase Shares through an exchange from the same share class of another Federated Hermes fund.”

Please disclose if former SS class shareholders have to pay a sales load in connection with the redesignation of the SS class as Class A.

RESPONSE:

As noted in the supplement to the Fund’s Registration Statement filed March 17, 2021, current shareholders of Service Shares of the Fund will be grandfathered into the new Class A Shares of the Fund and will not pay any sales loads as a result of the re-designation or on any future purchases of Class A Shares of the Fund.

COMMENT 13: Prospectus-How to Redeem and Exchange Shares (Class A/IS only)

The Staff notes the following new disclosure under “Exchange Privilege”:

“A class - You may exchange Shares into shares of the same class of another Federated Hermes fund.”

Please disclose if existing SS class shareholders have to pay a sales load if investing in another Federated Hermes fund A class with a sales charge.

RESPONSE:

The Registrant confirms that existing SS class shareholders that have been re-designated as A class shareholders of the Fund are exempt from sales charges on exchanges into A class shares of other Federated Hermes funds. The Registrant will add appropriate disclosure accordingly.

Prospectus Investment Strategies, Securities and Risks

COMMENT 14. Prospectus - Risk/Return Summary: Strategy

With respect to the sentence below, please specify those “certain derivative instruments” that are principally utilized.

“The Fund will invest in U.S. government securities, investment-grade corporate debt securities, mortgage-backed securities (MBS) and certain derivative instruments (such as, for example, futures contracts, options contracts and swap contracts) to implement its investment strategies as more fully described herein.”

RESPONSE:

The noted disclosure reflects the derivative instruments that are principally used by the Fund: futures contracts, options contract and swap contracts. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

COMMENT 15. Prospectus - Risk/Return Summary: Strategy

With respect to the second sentence below, please clarify if the 5% limit also applies to non-agency MBS referenced in the previous sentence. Please also apply this comment to the Item 9 full investment strategy.

“The Fund may invest in non-agency MBS, which are those not issued or guaranteed by GSEs. The Fund may invest up to 5% of its assets in noninvestment-grade securities, including those backed by so-called “sub-prime” mortgages and other types of noninvestment-grade securities.”

RESPONSE:

The Registrant confirms that the 5% limit only applies to the second sentence and not to non-agency MBS. Accordingly, the Registrant respectfully declines to make any edits in response to this comment.

COMMENT 16. Prospectus - Risk/Return Summary: Strategy

With respect to the sentence below, please add “…commonly known as junk instruments” as marked. Please also apply this comment to the Item 9 full investment strategy.

“Noninvestment-grade securities may also be referred to as below investment grade securities, commonly known as junk instruments.”

RESPONSE:

The Registrant will add the disclosure as provided above.

COMMENT 17. Prospectus - Risk/Return Summary: Strategy

The Staff notes the following sentences in the second paragraph of the strategy section:

“As of June 30, 2020, the duration of the Index, as published by the sponsor, was 5.95 years. The duration of the Index and the Fund may change on a daily basis in connection with changes in interest rates and/or spreads.”

Please update the June 30, 2020 duration of the Index to a more recent date.

Please provide the duration of the Fund as of the updated date of the Index duration.

Please also apply this comment to the Item 9 full investment strategy.

RESPONSE:

The Registrant will update the disclosure as shown below (deletions are stricken and addition is bold and underlined):

“As of March 31, 2021 ~~June 30, 2020~~, the duration of the Index, as published by the sponsor, was 6.26~~5.95~~ years, and the duration of the Fund was 6 years. The duration of the Index and the Fund may change on a daily basis in connection with changes in interest rates and/or spreads.”

COMMENT 18. Prospectus - Risk/Return Summary: Strategy

The Staff notes the following sentences in the second paragraph of the strategy section:

“The Adviser seeks to create a portfolio, consisting of MBS, commercial mortgage-backed securities (CMBS), collateralized loan obligations (CLOs), CMBX (non-agency securitized indices that track the CMBS market), investment-grade corporate debt securities, derivative instruments and other securities that outperform the Index. The Fund may also invest in certain types of securities, such as, but not limited to, GSE Risk Transfer Notes, lease-backed and asset-backed securities, event-linked bonds and other insurance-linked notes.”

Regarding MBS, CMBS, CLOs and CMBX, please specify if these securities are rated investment grade or not. Also, what does “other securities that outperform the Index” refer to?

Regarding the sentence listing GSE Risk Transfer Notes, lease-backed and asset-backed securities, event-linked bonds and other insurance-linked notes, please specify how much the Fund intends to invest in these securities. Also, the Staff notes that this sentence is difficult to reconcile with the prior sentence.

Please also apply this comment to the Item 9 full investment strategy.

RESPONSE:

Supplementally, the Registrant notes that any of these securities may be rated investment-grade or noninvestment-grade and that the strategies separately address that the Fund is limited to investing up to 5% of its assets in noninvestment-grade securities. In addition, the Registrant supplementally notes that the amount the Fund invests in such securities may vary over time.

With regards to the comment what does “other securities that outperform the Index” refer to, the Registrant will update the disclosure as shown below to reconcile these two sentences (deletions are stricken and addition is bold and underlined):

“The Adviser seeks to create a portfolio, consisting of MBS, commercial mortgage-backed securities (CMBS), collateralized loan obligations (CLOs), CMBX (non-agency securitized indices that track the CMBS market), investment-grade corporate debt securities, derivative instruments and other securities that the Adviser believes will outperform the Index~~. The Fund may also invest in certain types of securities~~, such as, but not limited to, GSE Risk Transfer Notes, lease-backed and asset-backed securities, event-linked bonds and other insurance-linked notes.”

COMMENT 19. Prospectus - Risk/Return Summary: Strategy

The Staff notes the following sentence in the new third paragraph of the strategy section:

“At times the Fund’s investment in the Underlying Funds may be a substantial portion of the Fund’s portfolio.”

Please specify what is meant to be a “substantial portion” of the portfolio.

Please also apply this comment to the Item 9 full investment strategy.

RESPONSE:

Supplementally, the Registrant notes that it considers a “substantial portion” of the portfolio to be up to approximately 45% of the Fund’s net assets dedicated to such investments in Underlying Funds. However, the Registrant does not believe that disclosure regarding the specific percentage is appropriate as the Fund reserves the right to invest in accordance with its investment strategy in full or in part through investing directly in securities or in Underlying Funds. Accordingly, the precise range of investments in Underlying Funds may vary over time, though it is not anticipated that it would exceed a substantial portion of the portfolio.

COMMENT 20. Prospectus - Risk/Return Summary: Strategy

The Staff notes the following final sentence in the strategy section:

“The Fund will notify shareholders at least 60 days in advance of any change in its investment policy that would enable the Fund to invest, under normal circumstances, less than 80% of its net assets (plus any borrowings for investment purposes) in fixed-income securities.”

Please explain the phrase “that would enable the Fund” in the sentence above.

Please also apply this comment to the Item 9 full investment strategy.

RESPONSE:

The Registrant will revise the disclosure as follows (deletion stricken):

“The Fund will notify shareholders at least 60 days in advance of any change in its investment policy ~~that would enable the Fund~~ to invest, under normal circumstances, less than 80% of its net assets (plus any borrowings for investment purposes) in fixed-income securities.”

COMMENT 21. Prospectus - Risk/Return Summary: Main Risks

Regarding “MBS Risk,” please revise the risk language to better distinguish between agency MBS and non-agency MBS. Also, please distinguish between risks of agency MBS guaranteed by the U.S. government and agency MBS not guaranteed by the U.S. government. Finally, if the Fund principally invests in other government securities, please add a U.S. Government Securities Risk.

RESPONSE:

The Registrant believes that the below disclosure currently included under “What are the Fund’s Principal Investments” adequately 1) distinguishes between agency MBS and non-agency MBS, 2) distinguishes between the risks associated with MBS guaranteed by the U.S. government and agency MBS not guaranteed by the U.S. government, and 3) addresses the risks associated with U.S. Government Securities Risk. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

MORTGAGE-BACKED SECURITIES (MBS) (A FIXED-INCOME SECURITY)

An MBS is a type of pass-through security, which is a pooled debt obligation repackaged as interests that pass principal and interest through an intermediary to investors. In the case of MBS, the ownership interest is in a pool of mortgage loans. MBS are most commonly issued or guaranteed by the U.S. government (or one of its agencies or instrumentalities) (“agency MBS”), but also may be issued or guaranteed by private entities (“non-agency MBS”). Unlike conventional debt obligations, MBS provide monthly payments derived from the monthly interest and principal payments (including any prepayments) made by the individual borrowers on the pooled mortgage loans. Most MBS make these payments monthly; however, certain MBS are backed by mortgage loans which do not generate monthly payments but rather generate payments less frequently.

The mortgage loan collateral for non-agency MBS consists of residential mortgage loans that do not conform to GSEs underwriting guidelines. Non-agency MBS generally offer a higher yield than agency MBS because there are no direct or indirect government guarantees of payment.

The non-agency and agency MBS acquired by the Fund could be secured by fixed-rate mortgages, adjustable-rate mortgages or hybrid adjustable-rate mortgages. Adjustable-rate mortgages are mortgages whose interest rates are periodically reset when market rates change. A hybrid adjustable-rate mortgage (“hybrid ARM”) is a type of mortgage in which the interest rate is fixed for a specified period and then resets periodically, or floats, for the remaining mortgage term. Hybrid ARMs are usually referred to by their fixed and floating periods. For example, a “5/1 ARM” refers to a mortgage with a five-year fixed interest rate period, followed by 25 annual interest rate adjustment periods.

The Fund also may invest in collateralized mortgage obligations (CMOs). The two types of CMOs are: (1) MBS that are collateralized by mortgage loans or mortgage pass-through securities; and (2) multi-class pass-through securities, which are interests in a trust composed of mortgage loans or other MBS. CMOs may be issued by U.S. governmental or government-related enterprises, or by private entities, such as banks and others. CMOs are issued in multiple classes, often referred to as “tranches,” with each tranche having a specific fixed or floating coupon rate, and stated maturity or final distribution date. CMOs are subject to the uncertainty of the timing of cash flows that results from the rate of prepayments on the underlying mortgages serving as collateral and from the structure of the particular CMO transaction (that is, the priority of the individual tranches). An increase or decrease in prepayment rates (resulting from a decrease or increase in mortgage interest rates) may cause the CMOs to be retired substantially earlier or later than their stated maturities or final distribution dates, and will affect the yields and prices of CMOs.

Mortgage dollar rolls are transactions in which the Fund sells MBS for delivery in the current month with a simultaneous contract entered to repurchase substantially similar (same type, coupon and maturity) securities on a specified future date and price (a “mortgage roll”). During the roll period, the Fund foregoes principal and interest paid on the MBS. Mortgage dollar roll transactions may be used to seek to increase the Fund’s income. The Fund uses repurchase agreements and short-term fixed-income securities to secure its obligations in these transactions.

Investments in MBS expose the Fund to MBS, interest rate, prepayment and credit risks.

U.S. GOVERNMENT SECURITIES

U.S. government securities include U.S. Treasury obligations, which differ in their yields, maturities and times of issuance, and obligations issued or guaranteed by U.S. government agencies or instrumentalities (“agency obligations”). Agency obligations may be guaranteed by the U.S. government or they may be backed by the right of the issuer to borrow from the U.S. Treasury, the discretionary authority of the U.S. government to purchase the obligations, or the credit of the agency or instrumentality. As a result of their high credit quality and market liquidity, U.S. government securities generally provide lower current yields than obligations of other issuers. While certain U.S. government-sponsored enterprises (such as the Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association) may be chartered or sponsored by acts of Congress, their securities are neither issued nor guaranteed by the U.S. Treasury.

COMMENT 22. Prospectus - Risk/Return Summary: Main Risks

Regarding “Interest Rate Risk,” please update the risk language to reflect the current low interest rate environment and its impact on the Fund.

RESPONSE:

In response to the Staff’s comment, the Registrant reviewed the current disclosure and determined that the Interest Rate Risk as drafted appropriately addresses the risks inherent in investments subject to interest rate fluctuation. Moreover, under “Issuer Credit Risk,” the Registrant discloses that “[f]ixed-income securities generally compensate for greater credit risk by paying interest at a higher rate. The difference between the yield of a security and the yield of a U.S. Treasury security or other appropriate benchmark with a comparable maturity (the “spread”) measures the additional interest paid for risk. Spreads may increase generally in response to adverse economic or market conditions.” Current market conditions are further discussed under “Epidemic and Pandemic Risk.” The Registrant respectfully believes that this disclosure is responsive to the Staff’s concerns and its inclusion under “Epidemic and Pandemic Risk,” which appears as a sub-section under “Risk Related to the Economy” in the Prospectus, is appropriate.

Epidemic and Pandemic Risk

An outbreak of respiratory disease caused by a novel coronavirus was first detected in China in late 2019 and subsequently spread globally (“COVID-19”). This coronavirus has resulted in closing borders, enhanced health screenings, healthcare service preparation and delivery, quarantines, cancellations, and disruptions to supply chains, workflow operations and consumer activity, as well as general concern and uncertainty. The impact of this coronavirus may be short-term or may last for an extended period of time and result in a substantial economic downturn. Health crises caused by outbreaks, such as the coronavirus outbreak, may exacerbate other pre-existing political, social and economic risks. The impact of this outbreak, and other epidemics and pandemics that may arise in the future, could negatively affect the worldwide economy, as well as the economies of individual countries, individual companies (including fund service providers) and the market in general in significant and unforeseen ways. Any such impact could adversely affect the Fund’s performance.

The United States has responded to the COVID-19 pandemic and resulting economic distress with fiscal and monetary stimulus packages. In late March 2020, the government passed the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), a stimulus package providing for over $2.2 trillion in resources to small businesses, state and local governments, and individuals that have been adversely impacted by the COVID-19 pandemic. In addition, in mid-March 2020 the U.S. Federal Reserve (“Fed”) cut interest rates to historically low levels and has announced a new round of quantitative easing, including purchases of corporate and municipal government bonds. The Fed also enacted various programs to support liquidity operations and funding in the financial markets, including expanding its reverse repurchase agreement operations, adding $1.5 trillion of liquidity to the banking system; establishing swap lines with other major central banks to provide dollar funding; establishing a program to support money market funds; easing various bank capital buffers; providing funding backstops for businesses to provide bridging loans for up to four years; and providing funding to help credit flow in asset-backed securities markets. The Fed also plans to extend credit to small- and medium-sized businesses.

COMMENT 23. Prospectus - Risk/Return Summary: Main Risks

Regarding “Underlying Fund Risk,” please discuss the conflicts of interest in selecting Underlying Funds affiliated with the Fund.

Also, please more clearly disclose that the Fund will pay a proportional share of the fees and expenses of an Underlying Fund in which it invests. As a result, shareholders will be subject to two layers of fees with respect to investing in the Fund.

RESPONSE:

In response to the Staff’s comment, the Registrant will update the disclosure as shown below (addition is bold and underlined):

Underlying Fund Risk. The risk that the Fund’s performance is closely related to the risks associated with the securities and other investments held by the underlying funds and that the ability of a Fund to achieve its investment objective will depend upon the ability of underlying funds to achieve their respective investment objectives. The Fund bears Underlying Fund fees and expenses indirectly. Investment companies incur certain expenses, such as management fees, and, therefore, any investment by the Fund in shares of other investment companies may be subject to such duplicative management fees. However, to avoid charging duplicative management fees, the Adviser will waive and/or reimburse the Fund’s Management Fee in an amount equal to the net management fees charged by the Underlying Funds to the Fund on the Fund’s net assets invested in the Underlying Funds.

Supplementally, the Registrant notes that it believes a discussion of conflicts of interest is not necessary where the Adviser will waive net management fees charged to the Fund by the Underlying Funds.

COMMENT 24. Prospectus - Risk/Return Summary: Main Risks

Regarding “Risk of Investing in Derivative Instruments,” please disclose briefly the specific risks associated with the derivative instruments that the Fund principally intends to invest in (such as futures contracts, options contracts and swaps), then discuss them in more detail in the Item 9 risk section.

RESPONSE:

The Registrant believes the current Item 4 “Risk of Investing in Derivative Instruments” adequately summarizes the principal risks of investing in futures contracts, options contracts, swaps and other derivatives. The Registrant will add the following disclosure under “What are the Fund’s Principal Investments:”

Futures Contracts (A Type of Derivative) Futures contracts provide for the future sale by one party and purchase by another party of a specified amount of a Reference Instrument at a specified price, date and time. Entering into a contract to buy a Reference Instrument is commonly referred to as buying a contract or holding a long position in the asset. Entering into a contract to sell a Reference Instrument is commonly referred to as selling a contract or holding a short position in the Reference Instrument. Futures contracts are considered to be commodity contracts. The Adviser has claimed an exclusion from the definition of the term “commodity pool operator” under the Commodity Exchange Act with respect to the Fund and, therefore, is not subject to registration or regulation with respect to the Fund. Futures contracts traded OTC are frequently referred to as forward contracts. The Fund can buy or sell financial futures (such as interest rate futures, index futures and security futures), as well as currency futures and currency forward contracts.

Option Contracts (A Type of Derivative) Option contracts (also called “options”) are rights to buy or sell a Reference Instrument for a specified price (the “exercise price”) during, or at the end of, a specified period. The seller (or “writer”) of the option receives a payment, or premium, from the buyer, which the writer keeps regardless of whether the buyer uses (or exercises) the option. A call option gives the holder (buyer) the right to buy the Reference Instrument from the seller (writer) of the option. A put option gives the holder the right to sell the Reference Instrument to the writer of the option. Options may be bought or sold on a wide variety of Reference Instruments. Options that are written on futures contracts will be subject to margin requirements similar to those applied to futures contracts.

Swap Contracts (A Type of Derivative) A swap contract (also known as a “swap”) is a type of derivative contract in which two parties agree to pay each other (swap) the returns derived from Reference Instruments. Swaps do not always involve the delivery of the Reference Instruments by either party, and the parties might not own the Reference Instruments underlying the swap. The payments are usually made on a net basis so that, on any given day, the Fund would receive (or pay) only the amount by which its payment under the contract is less than (or exceeds) the amount of the other party’s payment. Swap agreements are sophisticated instruments that can take many different forms and are known by a variety of names. Common types of swaps in which the Fund may invest include interest rate swaps, caps and floors, total return swaps, credit default swaps, currency swaps and volatility swaps.

COMMENT 25. Prospectus – Global – Strategies

The Staff notes that the disclosure is almost identical between the Summary and Statutory strategy sections. Please revise the Item 9 strategy section to include a more fulsome response where the disclosure is the same between the Item 4 and Item 9 strategy sections to comply with Staff requirements regarding the layered disclosure regime. This also applies to risk disclosures.

RESPONSE:

The Registrant respectfully disagrees with the comment that the disclosure in Items 4 and 9 is identical. While certain language is used in both sections, in order to consistently describe the Fund’s strategies and risks in a manner that is intended to be easy to follow for shareholders, the Item 4 disclosure summarizes the principal investment strategies and risks that are described in much greater detail in the Item 9 disclosure. Further, the Registrant believes it would be confusing to investors to not use consistent language between these sections, as an unsophisticated investor may not be able to connect two descriptions of the same investment concept or risk that are written using different terminology. Using consistent terminology in these sections allows an investor to more easily access the layering of disclosure, and an investor who wants more information relating to a specific Item 4 disclosure can quickly identify the corresponding Item 9 disclosure that provides the additional detail they are seeking.

The Item 9 investment strategies disclosure expands upon the corresponding Item 4 disclosure by going into greater detail regarding the definition of investment-grade qualifications, the effect of longer duration on interest rate sensitivity, the implementation of interest rate information into the Fund’s investment strategy, specific factors the Fund’s investment adviser uses when analyzing potential MBS investments, how the Fund’s investment adviser attempts to manage the Fund’s credit risk, and how the Fund may temporarily depart from its principal investment strategies in unusual circumstances.

Further, the Registrant notes that the Item 4 “What are the Fund’s Main Investment Strategies?” and “What are the Main Risks of Investing in the Fund?” cover approximately three pages of disclosure, while the Item 9 “What are the Fund’s Investment Strategies?” “What are the Fund’s Principal Investments?” and “What are the Specific Risks of Investing in the Fund?” cover approximately eleven pages of disclosure due to the much greater level of detail included in the Item 9 disclosure. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

However, in response to the Staff’s comments, the Registrant confirms that, on a complex-wide basis, Federated Hermes continually monitors its investment strategy and risk disclosures and, on a going forward basis, will review these disclosures and, to the extent appropriate, seek to revise these disclosures to ensure that Item 9 risk disclosure expands upon Item 4 risk disclosure.

COMMENT 26. Prospectus – What are the Fund’s Investment Strategies?

Please add a statement that the Fund’s investment objective cannot be changed without shareholder approval to the end of the first paragraph.

RESPONSE:

The Registrant notes that Item 9(a) of Form N-1A states: “State the Fund’s investment objectives and, if applicable, state that those objectives may be changed without shareholder approval.” The Registrant notes that, as disclosed under “Fundamental Investment Objective” in the Fund’ SAI, the Fund’s investment objective may not be changed without shareholder approval. Accordingly, the Registrant believes that this element of Form N-1A is not applicable to the Fund. However, in response to the comment, the Registrant will add disclosure to reflect that the Fund’s investment objective is fundamental as follows (addition is bold and underlined):

“The Fund’s investment objective is to provide total return. The investment objective may not be changed by the Fund’s Directors without shareholder approval. A statement of the Fund’s investment objective and principal investment strategies and risks is set forth above in the Fund’s Risk/Return Summary. There can be no assurances that the Fund will achieve its investment objective or that the investment strategies used by the Fund’s investment adviser (the “Adviser”) will be successful.”

COMMENT 27. Prospectus – What are the Fund’s Investment Strategies?

In the “Portfolio Turnover” sub-section, please tailor the disclosure to address the effect of the Fund’s re-positioning on portfolio turnover, as noted in Comment 8 above.

RESPONSE:

As discussed in response to Comment 8 above, the Registrant believes the current Portfolio Turnover disclosure adequately reflects risks specific to repositioning the Fund’s portfolio and further notes that, as each class of the Fund currently operates above its contractual fee limit, the Fund’s investment adviser is expected to ultimately bear any other costs or expenses associated with the repositioning through waivers and/or reimbursements.

COMMENT 28. Prospectus – What are the Fund’s Principal Investments?

Regarding “Repurchase Agreements,” if the Fund principally invests in repurchase agreements, please disclose it in the Item 4 strategy and risk sections. Otherwise, please remove it from the Item 9 disclosure section.

RESPONSE:

The Registrant notes that the “Repurchase Agreements” disclosure states in part that “The Fund invests in overnight repurchase agreements in order to maintain sufficient cash to pay for daily net redemptions and portfolio transactions.” Accordingly, while repurchase agreements do not represent a principal investment in the pursuit of the Fund’s objective, the Registrant believes this disclosure represents important other information relating to the management of the Fund that is relevant to shareholders and consistent with General Instruction C(3)(b) to Form N-1A.

COMMENT 29. Prospectus – What are the Fund’s Principal Investments?

Regarding “Investing in Securities of Other Investment Companies,” if the Fund principally invests in other investment companies, please disclose it in the Item 4 strategy and risk sections and discuss any conflicts of interest. Otherwise, please remove it from the Item 9 disclosure section.

RESPONSE:

The Registrant respectfully notes that the Item 4 and Item 9 strategy and risk disclosures contain extensive discussion relating to the Fund’s ability to invest in “Underlying Funds” which are described to include “other investment companies.” Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

COMMENT 30. Prospectus – What are the Fund’s Principal Investments?

Regarding “Derivative Instruments,” please revise this section to include the specific derivative instruments (futures, options, swaps, etc.) in which the Fund invests.

RESPONSE:

The requested disclosure will be added as described in response to Comment 24 above.

COMMENT 31. Prospectus – What are the Specific Risks of Investing in the Fund?

Regarding “Interest Rate Risk,” please explain why the example used in the Item 9 disclosure is different from the example used in the Item 4 disclosure. Consider using the same example.

RESPONSE:

The Registrant notes that the Item 4 and Item 9 principal investment strategies describe the effect of interest rate changes on duration using the following example:

“For example, if interest rates rise by 1% (in a parallel shift) the NAV of a fund with an average duration of five years theoretically would decline about 5.0%.”

The Item 9 “Interest Rate Risk” then uses the following example:

“For example, if a fixed-income security has an effective duration of three years, a 1% increase in general interest rates would be expected to cause the security’s value to decline about 3% while a 1% decrease in general interest rates would be expected to cause the security’s value to increase about 3%.”

The Registrant believes both examples are accurate and simple for shareholders to understand. Taken together, the Registrant believes they help explain to shareholders that a 1% change in general interest rates would be expected to cause an x% change in a fund with an average duration of x years. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

COMMENT 32. Prospectus – What are the Specific Risks of Investing in the Fund?

Regarding “Risk of Investing in Derivative Instruments,” please disclose the specific risks associated with the specific derivative instruments in which the Fund invests.

RESPONSE:

Please refer to the Registrant’s response to Comment 24 above.

CLASS R6 SHARES - SPECIFIC COMMENTS

COMMENT 33. Prospectus - Risk/Return Summary: Fees and Expenses

With respect to footnote #1, please explain the basis for estimated Other Expenses for a new share class, unless there is a component of Other Expenses that is different. Other Expenses may not be estimated.

RESPONSE:

The Registrant confirms that “Other Expenses” for the new R6 Shares are estimated, based, in part, on the current fiscal year expense estimates for the Fund. These estimates are further adjusted for any additional estimated expenses in connection with the operation of a new share class, which are primarily based on the Registrant’s projections regarding changes in asset levels related to the new share class.

Therefore, since the “Other Expenses” listed in the fee table are based on estimated amounts, the Registrant respectfully believes that the inclusion of the footnote is accurate, appropriate and in accordance with Form N-1A requirements.

COMMENT 34. Prospectus - Risk/Return Summary: Fees and Expenses Example

In footnote 2, please remove the references to “on their own initiative” and “voluntary” in the context of waivers and/or reimbursements in order to avoid shareholder confusion. Please see Comment 6 above.

RESPONSE:

Please see the response to Comment 6 above.

COMMENT 35. Prospectus - Risk/Return Summary: Strategy

Please note that all of the above Item 4 strategy and risk comments made on the Class A Shares and Class IS Shares prospectus apply to the Class R6 Shares Prospectus as well. Please respond accordingly.

RESPONSE:

The Registrant confirms that all changes made in response to comments on the Class A Shares and Class IS Shares prospectus that apply to the Class R6 Shares Prospectus will be incorporated in a consistent manner in the Class R6 Shares Prospectus.

COMMENT 36. Prospectus - Risk/Return Bar Chart

Please delete the following sentence as it is not permitted under Item 4 (b) (2) on Form N-1A.

“It is anticipated that the expense ratio of the R6 class will be lower than the expense ratio of the IS class; accordingly, the actual performance of the R6 class is anticipated to be higher than the performance of the IS class.”

RESPONSE:

The Registrant has made the requested change.

COMMENT 37. Prospectus - Risk/Return Bar Chart

Please disclose in the narrative to the bar chart language with respect to additional index listed in the Average Annual Total Return Table, pursuant to Item 4 (2), Instruction 2 (b) of Form N-1A.

RESPONSE:

Please see response to Comment 9 above.

COMMENT 38. Prospectus – Item 9 Sections

Please note that all of the above Item 9 strategy and risk comments made on the Class A Shares and Class IS Shares prospectus apply to the Class R6 Shares Prospectus as well. Please respond accordingly.

RESPONSE:

The Registrant confirms that all changes made in response to comments on the Class A Shares and Class IS Shares prospectus that apply to the Class R6 Shares Prospectus will be incorporated in a consistent manner in the Class R6 Shares Prospectus.

Statement of Additional Information (Class A/IS and Class R6)

COMMENT 39. Statement of Additional Information - Investment Objective (and Policies) and Investment Limitations

The Staff notes the following bolded disclosure in this section:

“The above limitations cannot be changed unless authorized by the Board and by the “vote of a majority of the Fund’s outstanding voting securities,” as defined by the 1940 Act. The following limitations, however, may be changed by the Board without shareholder approval. Shareholders will be notified before any material change in these limitations becomes effective.”

Please disclose the specific voting requirement as defined in the 1940 Act.

RESPONSE:

The Registrant respectfully believes that the Fund’s current disclosure is accurate and appropriate. If the Fund holds a shareholder meeting in the future, the voting requirements will be detailed in the proxy statement on Schedule 14A or Form N-14. Further, the Registrant notes that General Instruction C(1)(c) to Form N-1A states that “simply restating legal or regulatory requirements to which Funds generally are subject” should be avoided. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

COMMENT 40. Statement of Additional Information - Investment Objective (and Policies) and Investment Limitations – Illiquid Securities

Please revise the non-fundamental illiquid securities disclosure to more closely follow the definition of “illiquid investments” under Rule 22e-4(a)(8) under the Investment Company Act of 1940, as amended (the “1940 Act”). We also note there may be a missing word in the limitation disclosure.

RESPONSE:

The Registrant notes that, as part of a recent Federated Hermes funds complex-wide review, the “Additional Information” disclosure that immediately follows the “Illiquid Securities” policy was revised and now includes, in part, the following responsive disclosure to this comment:

“For purposes of the illiquid investments policy, illiquid investments are those that the Fund reasonably expects cannot be sold or disposed of in current market conditions in seven calendar days or less without the sale or disposition significantly changing the market value of the investment taking into account relevant market, trading and investment-specific considerations, and considering market depth.”

Accordingly, the Registrant respectfully declines to make any changes in response to the first half of this comment. However, the Registrant will add the word “and” to the noted disclosure as shown below (deletions are stricken and addition is bold and underlined):

Illiquid Securities

The Fund will not invest more than 15% of its net assets in illiquid securities, including certain restricted securities (except for Section 4(2) commercial paper and certain other restricted securities which meet the criteria for liquidity as established by the Directors), and non-negotiable time deposits that the fund cannot dispose of within seven days.

COMMENT 41. Statement of Additional Information - Investment Objective (and Policies) and Investment Limitations

The Staff notes the following disclosure in this section:

“Non-Fundamental Names Rule Policy – The Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in fixed-income securities. The Fund will notify shareholders at least 60 days in advance of any change in its investment policy that would enable the Fund to invest, under normal circumstances, less than 80% of its net assets (plus any borrowings for investment purposes) in fixed-income securities.”

Please explain the phrase “…that would enable the Fund…” in the sentence above.

RESPONSE:

See response to Comment 20 above.

COMMENT 42. Statement of Additional Information - Investment Objective (and Policies) and Investment Limitations – Portfolio Turnover

As required by Item 16(e), please revise this section to explain any significant variation in the Fund’s portfolio turnover rate over the two most recent fiscal years. Please also disclose the impact of the Fund’s re-positioning on the portfolio turnover rate.

RESPONSE:

See response to Comment 8 above.

Questions on this letter or requests for additional information may be directed to me at Mark.Thompson@FederatedHermes.com.

Very truly yours,

/s/ Mark R. Thompson
Mark R. Thompson
Senior Paralegal